Exhibit 12.1

Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before taxes	$79,174	$78,316	$72,642	$83,758	$72,115
Fixed charges	41,603	54,962	78,613	109,849	142,179
Earnings, including interest on deposits	120,777	133,278	151,255	193,607	214,294

Less: interest on deposits	23,020	30,354	48,496	76,132	106,574
Earnings, excluding interest on deposits	$97,757	$102,924	$102,759	$117,475	$107,720

Fixed charges:
Interest on deposits	$23,020	$30,354	$48,496	$76,132	$106,574
Interest on borrowings	18,583	24,608	30,117	33,717	35,605
Fixed charges, including interest on deposits	41,603	54,962	78,613	109,849	142,179

Less: interest on deposits	23,020	30,354	48,496	76,132	106,574
Fixed charges, excluding interest on deposits	18,583	24,608	30,117	33,717	35,605

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	5.26	4.18	3.41	3.48	3.03
Including interest on deposits	2.90	2.42	1.92	1.76	1.51